                                   Exhibit A (12)

                     NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT


     Description of Issuance, Transfer and Redemption Procedures for Variable Life Insurance Contracts Pursuant to Rule 6e-3(T)(b)(12)(iii) and Method of Computing the Adjustment in Payments and Cash Values for Conversions Pursuant to Rule 6e-3(T)(b)(13)(v)(B).


                                    INTRODUCTION


     1. Rule 6e-3(T)(b)(12) under the Investment Company Act provides exemption from Sections 22(c), 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. (Rule 6e-3(T) has not been amended to reflect the addition of Section 27(c)(i); the registration statement with which this memorandum is filed includes a representation in compliance with Section 27(e)(2)(A) of the Investment Company Act, as amended in 1996.) Rule 6e-3(T)(b)(13)(v) provides exemption from Section 27(f) of the Act for variable life insurance policies which, among other conditions, provide for the right to convert the policies to fixed benefit life insurance within twenty-four months after the policies are issued. Both Rules refer to materials which must be included in the separate account's filing with the Commission pursuant to paragraph (b)(3)(ii) of Rule 6e-3(T).

     2. Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, "under the same terms and conditions as a separate account claiming exemption under --- Rule 6e-3(T)." Therefore a separate account which registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rules 6e-3(T)(b)(12)(iii) and 6e-3(T)(b)(13)(v) as exhibits to its registration statement filed under the Act. The purpose of this memorandum is to fulfill this requirement with respect to the Flexible Premium Variable Joint Life Insurance Policy ("Policy") proposed to be offered in connection with Northwestern Mutual

Variable Life Account ("Account"), a separate investment account of The Northwestern Mutual Life Insurance Company ("Northwestern").



                              RULE 6e-3(T)(b)(12)(iii)


     3. Rule 6e-3(T)(b)(12)(iii) provides exemptions from the sections and rules cited above to the extent "Necessary to comply with this Rule or with insurance laws and regulations and established administrative procedures of the life insurer for issuance increases in or additions of insurance benefits, transfer and redemption of flexible contracts, including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract. . ." The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of the state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.



                                ISSUANCE PROCEDURES

          A.  PREMIUM STRUCTURE AND INSURANCE UNDERWRITING STANDARDS


     4. The Policy is a flexible premium contract. Premiums may be paid at any time and in any amount, within limits. The actual cost of insurance charge will depend on the age, sex and insurance risk classification of the proposed insureds, as well as the net amount at risk. Thus the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account the differences in risks.

     5. As a mutual life insurance company organized in Wisconsin, Northwestern is required to offer its insurance contracts as participating policies which share equitably in Northwestern's divisible surplus. The Policies accordingly have been designated as participating. However, no dividends are anticipated since this Policy is not expected to contribute to divisible surplus.

     6. Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court (1) has created legal liability issues for employers who purchase, or are otherwise involved in the purchases of, insurance products which are priced so as to reflect these differences. Similarly, the laws of individual states (currently only Montana) require that policies offered there use a sex-neutral pricing basis. The Policies will accordingly be offered on a sex-neutral pricing basis for use as required in such situations.


                   B.  PROCEDURES FOR PLACING A POLICY IN EFFECT


     7. When the applicant applies for a Policy, Northwestern will begin the same process of risk evaluation which takes place when an application for a fixed benefit insurance policy is received. Several days or weeks may elapse from the date of the application until this underwriting procedure is completed and, if insurability is established, the Policy is issued and delivered to the owner. If both insureds die in the interim, after at least the minimum initial premium has been paid, Northwestern pays the death benefit to the beneficiary unless it is determined that the application would have been rejected.

     8. If the applicant for insurance pays at least the minimum initial premium when the application is submitted, the Policy Date will be the date when Northwestern received the later of (1) the application and (2) medical evidence form.

     9. If the application is submitted without any premium, the underwriting procedure will be carried out and the Policy will be issued and delivered in due course. In that case the Policy Date will be 7 days after the date on which the application is finally approved and the Policy is issued, provided that the Policy is in fact delivered within 32 days after the approval date and the premium is paid at that time. If more than 32 days elapse, the Policy Date will be reset according to the agent's instructions and will be subject to approval by the Home Office.




----------------------------
(1) ARIZONA GOVERNING COMMITTEE, ETC. v. NORRIS, 103 S. Ct. 3492 (1983).

     10. For life insurance purposes, one's age is reckoned as the age at the last or next birthday, depending on which is closer. The Policy Date may be backdated for a maximum of 6 months, but no earlier than October 31, 1998, subject to applicable state insurance law.

     11. In any case, investment experience begins on the date the initial premium is received. For all purposes under the Policies, the Policy Values for any date are determined as of the close of business on that date, or whenever the assets of the Account are next valued. Assets of the Account consist entirely of shares of Northwestern Mutual Series Fund, Inc., ("Fund") and shares of each series of the Fund are valued daily as of the close of trading on the New York Stock Exchange.

     12. The suicide and incontestability periods under a Policy will run from the Issue Date. The Issue Date will not necessarily coincide with the Policy Date, for the reasons indicated above.

                               C.  PREMIUM PROCESSING


     13. Premiums may be paid at any time and in any amount, within limits. The net premium, after the deductions described in the prospectus, will be placed in the Account on the date received by Northwestern at its Home Office.

     14. Transactions between the Account and the general account of Northwestern will be effected as of the dates determined in accordance with the terms of the Policies but the transactions will not in all cases be physically processed on those dates. For example, as described below, the death of the second insured will mark the date on which the Policy ceases to participate in the Account, with interest being paid on Policy proceeds from that date until the Policy is settled, but several days may elapse before Northwestern receives notification. Because of the timing discrepancies the total assets of the Account will not always exactly match the sum of the interests in the Account represented by all of the Policies outstanding. An accounting routine will be established to reconcile these amounts once each year, as of December 31, and the amount of assets in the Account will be adjusted as required.

                                TRANSFER PROCEDURES


     15. The Account consists of nine divisions, corresponding to the nine Portfolios of the Fund. All assets of each division are invested in shares of the corresponding Fund Portfolio. Anytime following the initial allocation date, the Policy owner may direct that accumulated amounts under the Policy be transferred from one division to another. The Policy provides for a $25 charge for transfers of assets among the divisions of the Account if more than twelve transfers take place in a policy year. Currently, this fee is being waived. Transfers will be effected as of the date when a written request is received at Northwestern's Home Office.

     16. In order to minimize the investment risk to Northwestern during the period when the Policy owner has the right to return the Policy for a refund, premiums placed into the Account prior to the initial allocation date are placed in the Money Market Division of the Account. The initial allocation date is described in the prospectus and identified in the Policy. On the initial allocation date amounts in the Money Market Division of the Account are transferred to other divisions based on the instructions in the application for the Policy.


                               REDEMPTION PROCEDURES

                            A.  SURRENDER FOR CASH VALUE


     17. The cash value equals the Policy Value, less any Policy debt outstanding, less the surrender charge. The owner of a Policy may surrender it for the cash value of the Policy at any time upon written request before the death of the second insured. Northwestern will affix a date and time stamp when the request is received at its Home Office and pay the cash value computed as of that day.

     18. For its conventional fixed benefit insurance, Northwestern has developed performance goals for the timeliness of responses to requests for payment of policy benefits, including payment of cash and loan values. Performance is closely monitored and data are compiled on a periodic basis. The data from August 1996 to August 1997 show that 77% of surrender requests and 93% of loan applications were processed within five days. For these

Policies, Northwestern will implement special handling procedures to assure that benefits are paid within seven days after a request with the necessary information is received.

     19. When a surrender of a Policy is effected, Northwestern will pay the cash value out of its general assets. An amount equal to the interest of the Policy in the Account will be transferred from the Account to Northwestern's general account as of the effective date of the surrender.


                        B.  PARTIAL WITHDRAWAL OF CASH VALUE


     20. A withdrawal of Policy Value may be made under certain conditions specified in the prospectus. A withdrawal may not reduce the loan value to less than any Policy debt outstanding. Following a withdrawal the remaining Policy Value must be at least three times the current monthly charge. Also, following a withdrawal the remaining death benefit must be at least the minimum amount that Northwestern would currently issue, but not less than the initial Specified Amount. The minimum amount for withdrawals is $250. The Policy reserves the right to charge a fee of up to $25 per withdrawal. This fee is currently being waived.


     21. Withdrawals may be made upon written request at Northwestern's Home Office. The maximum allowable withdrawal will be determined by reference to computations as of the close of business on the day the request is received. The check for the amount of the withdrawal will be mailed from the Home Office. Special handling procedures will be implemented to assure that withdrawal benefits are paid within seven days after a request is received.


                            C.  PAYMENT OF DEATH BENEFIT


     22. Northwestern will pay the death benefit to the beneficiary or other payee in accordance with the terms of the Policy following receipt at its Home Office of proof of the death of the insureds. Payment of the death benefit is subject to the suicide and incontestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met.

     23. The death benefit for a Policy will depend on the death benefit option chosen. With Option A, the death benefit equals the Specified Amount. With Option B, the death benefit equals the sum of the Specified Amount and the Policy Value. And with Option C, the death benefit equals the sum of the Specified Amount and premiums paid. At ages 100 and older of the younger insured, the death benefit will equal the Policy Value under all three options. In addition, under any of the options, the death benefit will be increased, if necessary, to meet the definitional requirements for life insurance for federal income tax purposes. The death benefit is adjusted to reflect any unpaid monthly charges if the Policy is in the grace period. Also, any Policy debt is deducted from the death benefit.

     24. Northwestern will pay the death benefit for a Policy out of its general assets. The amount payable will include interest from the date of death. An amount equal to the interest of the Policy in the Account as of the date of death will be transferred from the Account to Northwestern's general account.



                            D.  LAPSE AND REINSTATEMENT


     25. If the cash value is less than the monthly charges on any monthly processing date, a 61 day (2) grace period is allowed for the payment of sufficient premium to keep the Policy in force. The grace period begins on the date when a notice is sent to the policyowner. The notice will state the minimum amount of premium required to keep the Policy in force and the date by which the premium must be paid. The Policy will terminate with no value unless the




----------------------------
(2) In administering the Policies Northwestern intends to use a 66-day period, instead of 61 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when Policy owners attempt to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern's fixed benefit insurance policies and will be administered consistently. It does not appear in the prospectus for the Policies because its purpose would be defeated if Policy owners know that the extra time would be allowed. When the 66 days have transpired and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 61 days. Notwithstanding the postponement of internal procedures to reflect the fact of a lapse, the Policy does lapse upon the experience of the grace period and the death benefit is determined accordingly if the insured dies thereafter regardless of whether the internal procedures have been implemented prior to the date of death.

required amount is paid before the grace period expires. If the second death occurs during the grace period, the death proceeds will be reduced by the amount of the unpaid monthly charges.

     26. A lapsed Policy may be reinstated while at least one insured is alive within one year after the Policy terminated. The Policy may not be reinstated if the Policy was surrendered for its cash value or if either of the insureds died after the end of the grace period. Reinstatement is conditional upon evidence of insurability and payment of an amount equal to the monthly charges that were due when the Policy terminated plus charges for three more months. Reinstatement will be effected as of the first monthly processing date after the request for reinstatement is received at the Home Office of Northwestern, subject to approval by Northwestern. Any Policy debt that was outstanding when the Policy terminated will also be reinstated. The Policy Value when a policy is reinstated is equal to the premium paid, after the deduction for taxes and sales load, less the sum of all monthly charges for the cost of insurance and other expenses for the grace period and for the current month. The cash amount required to reinstate a Policy will be paid into Northwestern's general account and the amount required for the Policy's separate account reserve will be placed in the Account as of the reinstatement date.


                        E.  POLICY LOANS AND LOAN REPAYMENTS


     27. The Policies provide that the owner may borrow from Northwestern using the Policy as collateral security. The maximum loan value is 90% of the cash value. If a Policy loan is already outstanding, these limitations are applied to the amount of cash value which the Policy would have if there were no loan.

     28. The Policy provides that loans will be made upon written request. Northwestern also intends to honor requests made at the offices of its agents in accordance with procedures presently in place for fixed benefit policies. In that case the request will be transmitted to the Home Office for processing. In any event, the check for the loan proceeds will be mailed from the Home Office, usually the next business day after the request is received. The date of the loan will be the date on which the check for the loan proceeds is issued. The maximum loan value of the Policy will be determined by reference to computations at the close of business the preceding day -- after the request for the loan was submitted but before processing took place -- and interest will accrue on the loan from the date of the check.

     29. Interest on a Policy loan accrues and is payable on a daily basis. The Policy loan rate is a fixed rate of 5%. Unpaid interest is added to the principal. The Policy will terminate if the cash value falls to zero on a monthly processing date, but written notice will be mailed to the owner of the Policy at least 61 days before the termination date. The notice will state the amount which must be paid to keep the Policy in force.

     30. When a Policy loan is effected, the loan amount is taken from the divisions of the Account in proportion to the amounts in the divisions. The amounts taken from the Account are credited with an earnings rate equal to the Policy loan interest rate. On the monthly processing date, a charge for expenses and taxes associated with any Policy debt is deducted. The amount deducted for expenses is disclosed in the prospectus. The earnings rate is in lieu of the investment experience of the Account. The amounts of any loan repayments will be transferred from Northwestern's general account to the divisions of the Account, according to the allocation percentages in effect for premiums, and will thereafter participate in the Account's investment experience.


                               F.  EXCHANGE OF POLICY


     31. In those states that require the option to exchange the Policy for a permanent fixed benefit policy, the Policy provides that the owner may exchange the Policy during a limited period for a conventional whole life insurance policy with benefits that do not vary with the investment experience of a separate account. The fixed benefit policy will be issued by Northwestern, will be on the lives of the same insureds, and will have the same initial death benefit, Policy Date and issue ages as the Policy being exchanged. The premiums and cash values for the new policy will be the same as those for fixed benefit policies issued by Northwestern on the Issue Date of the Policy. No evidence of insurability is required.

     32. The exchange will be subject to an equitable cash adjustment, which is calculated consistent with the requirements of Rule 6e-3(T)(b)(13)(v) although the load structure of the Policy does not require exemption from Section 27(f) of the Investment Company Act. The amount of cash adjustment will be equal to the difference between 1) the discounted Policy Value plus the sum of all loads and charges previously deducted on this Policy; and 2) the premium(s) payable on the fixed benefit policy.

     33. The effective date of the exchange will be the date when Northwestern received the request together with the Policy and any amount due for the cash adjustment. The owner of the Policy may request a later date. An amount equal to the interest of the Policy in the Account will be transferred from the Account to Northwestern's general account on the effective date of the exchange.